Exhibit 2(d)


                              THE JAPAN FUND, INC.

                          Certificate as to Resolution

                                       of

                                  Board Members

The undersigned certifies that he is the Assistant Secretary of The Japan Fund, Inc. (the "Fund"), a Maryland corporation, and that, as such, he is authorized to execute this Certificate on behalf of the Fund, and further certifies that the following is a complete and correct copy of a resolution duly adopted by the duly elected Members of the Board at a meeting duly called, convened and held on April 23, 1996, at which a quorum was present and acting throughout, and that such resolution has not been amended and is in full force and effect.

                  RESOLVED, that, pursuant to the provision of Article VIII of the Fund's By-Laws, the first sentence of Article II, Section 2 of the Fund's By-Laws is hereby amended to read as follows (additions underlined, deletions struck out):

                  Section 2. Number - Election - Term. The number of directors shall be ten nine, but a majority of the entire Board of Directors may increase such number at any time or from time to time to not more than twenty-one, and may elect directors to fill the vacancies created by any such increase in the number of directors; provided that no such vacancy may be so filled after the first annual meeting of stockholders of the Corporation if immediately after filling such vacancy less than two-thirds of the directors then holding office would have been elected by the stockholders at an annual or special meeting.

IN WITNESS WHEREOF, I hereunto set my hand this 25th day of April, 1996.



                                                  /s/Thomas F. McDonough
                                                  ----------------------
                                                   Assistant Secretary